Exhibit 1.01

Eastman Chemical Company

Conflict Minerals Report

For The Year Ended December 31, 2018

This Conflict Minerals Report (this “Report”) of Eastman Chemical Company (“Eastman” or the “Company”) for the year ended December 31, 2018 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule, through Form SD, imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of such products. Form SD defines “Conflict Minerals”, also referred to as 3TG, as cassiterite, columbite-tantalite, gold, and wolframite, and their derivatives, which are currently limited to tin, tantalum and tungsten.

Eastman conducted an analysis of the products that it manufactured, or contracted to be manufactured, during the Reporting Period and found that certain Conflict Minerals are necessary to the functionality or production of some of its products. This Report describes the process undertaken by the Company for identifying Conflict Minerals necessary to the functionality or production of these products, as well as management’s country of origin inquiry and additional due diligence measures as to the source and chain of custody of these Conflict Minerals. This Report is available on the Company’s website, http://www.eastman.com/Company/investors/Pages/Conflict_Materials_Disclosure.aspx. The content on, or accessible through, any website referred to in this Report is not incorporated by reference into this Report unless expressly noted.

A number of the statements made in this Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements, other than statements of historical fact, that may be made by the Company from time to time. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. The Company assumes no obligation to update or provide revisions to any forward-looking statement.

Company Overview.

Eastman is a global advanced materials and specialty additives company that produces a broad range of products found in items people use every day. Eastman began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company’s photographic business and became a public company, incorporated in Delaware, on December 31, 1993. Eastman has 48 manufacturing sites and equity interests in three manufacturing joint ventures in 14 countries that supply products to customers throughout the world. The Company’s headquarters and largest manufacturing site are located in Kingsport, Tennessee. With a robust portfolio of specialty businesses, Eastman works with customers to deliver innovative products and solutions while maintaining a commitment to safety and sustainability. Eastman’s products and operations are managed and reported in four operating segments: Additives & Functional Products, Advanced Materials, Chemical Intermediates, and Fibers.

In the first years as a stand-alone company, Eastman was diversified between commodity and more specialty chemical businesses. Beginning in 2004, the Company refocused its strategy and changed its businesses and portfolio of products, first by the divestiture and discontinuance of under-performing assets and commodity businesses and initiatives (including divestiture in 2004 of resins, inks, and monomers product lines, divestiture in 2006 of the polyethylene business, and divestiture from 2007 to 2010 of the polyethylene terephthalate assets and business). The Company then pursued growth through the development and acquisition of more specialty businesses and product lines by inorganic acquisition and integration (including the acquisition of Solutia, Inc., a global leader in performance materials and specialty chemicals, in 2012, and Taminco Corporation, a global specialty chemical company, in 2014) and organic development and commercialization of new and enhanced technologies and products.

Exhibit 1.01

Eastman currently uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development capabilities, and relentlessly engaging the market. The Company's world class technology platforms form the foundation of sustainable growth by differentiated products through significant scale advantages in research and development and advantaged global market access. Differentiated application development converts market complexity into opportunities for growth and accelerates innovation by enabling a deeper understanding of the value of Eastman's products and how they perform within customers' and end user products. Key areas of application development include thermoplastic conversion, functional films, coatings formulations, rubber additive formulations, adhesives formulations, nonwovens and textiles, and animal nutrition. The Company engages the market by working directly with customers and downstream users, targeting attractive niche markets, and leveraging disruptive macro trends such as health and wellness, natural resource efficiency, an increasing middle class in emerging economies, and feeding a growing population

In 2018, the Company reported sales revenue of $10.2 billion, earnings before interest and taxes (“EBIT”) of $1.6 billion, and net earnings attributable to Eastman of $1.1 billion. Diluted earnings per share attributable to Eastman were $7.56. Cash provided by operating activities was $1.5 billion.

Eastman’s use of Conflict Minerals in metallic form includes those in metals sputtered on some of its film products and products that through a wet-laid production process are used in agriculture or mining equipment.

As a global specialty chemical company, the Company’s products and supply chain are highly complex. While management is aware of the nature of the raw materials and catalysts used in Eastman products, we must nonetheless rely on the Company’s direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to the Company - including sources of Conflict Minerals that are supplied to such direct suppliers from lower tier suppliers. In most instances, Eastman is not in privity of contract with, and is several levels removed from, the entities that mine the Conflict Minerals. For example, Eastman does not purchase raw ore or unrefined Conflict Minerals. The Company therefore does not typically have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct, or have the ability to perform or direct, audits of these entities within the Company’s supply chain.

Reasonable Country of Origin Inquiry.

As required by Form SD, Eastman has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo or an “adjoining country” (as defined in Form SD) (collectively, the “Covered Countries”) and whether any of such Conflict Minerals may be from recycled or scrap sources. Prior to and during the Reporting Period, the Company’s Conflict Minerals Team (“Team”), led by procurement and product data management personnel, identified Eastman products in which a Conflict Mineral was known to be used, as well as the suppliers of such products, which we refer to in this Report as “known Conflict Minerals suppliers”. The Team also identified certain raw materials, such as those in the form of a gas, that were outside the scope of the RCOI process. Once these raw materials were excluded, the Company queried both known Conflict Minerals suppliers and other suppliers of raw materials that could potentially contain Conflict Minerals.

We participate in an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Responsible Minerals Initiative (“RMI”) (previously known as the Conflict Free Sourcing Initiative). As a member of RMI, the Team used the RMI Conflict Minerals Reporting Template (“Template”) and associated due diligence information developed by the RMI to query all of our known Conflict Minerals suppliers as to their use of Conflict Minerals. The Template includes a number of questions and requires each supplier, as applicable, to identify all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier, whether those smelters are in one of the Covered Countries, and the source country of Conflict Minerals used by each of the smelters. The Team reviewed completed Templates to determine whether (i) the information appeared to be correct, complete, and internally consistent, (ii) the identified smelters are on one of the RMI Program Compliant Lists (defined below) or whether the suppliers have advised that they intend to participate in the Program (defined below), and (iii) any of the identified smelters source from a Covered Country.

RCOI Responses and Follow-up.

The Company received some form of response from all of our known Conflict Minerals suppliers, although not all known Conflict Minerals suppliers provided a completed Template. Those known Conflict Minerals suppliers which did not complete a Template when asked to do so, or whose Template was determined to be incomplete or internally inconsistent, were again requested to complete a Template in a follow-up request, and guidance was provided for those who appeared to be unfamiliar with the Template and the questions being asked.

Exhibit 1.01

We note that our raw materials suppliers, as is Eastman, are reliant upon information provided by their suppliers. In some cases, raw materials suppliers or their suppliers may still be unfamiliar with the Rule, especially if they are not subject to the Rule themselves. As noted, the Team reviewed the completed Templates and other responses against criteria developed to determine which required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. The Team worked directly with these known Conflict Minerals suppliers to attempt to obtain revised responses, although in some cases the Company received no further information or was not able to further confirm the information previously provided.

Conflict Minerals Due Diligence Process.

The Company’s Conflict Minerals due diligence measures described herein, which have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, are summarized below.

(a)	Establish Strong Company Management Systems.

We have adopted the following Conflict Minerals Statement:

Eastman is committed to conducting our business activities in accordance with the highest legal and ethical standards. This commitment is reflected in our Code of Business Conduct. We are also committed to sourcing materials from suppliers that share our values, and we expect our suppliers to comply with our Third-Party Code of Conduct - Doing Business with Eastman.

Eastman is concerned that trade in certain minerals mined in regions of the Democratic Republic of Congo and adjoining countries (“Covered Countries”) and metals refined from those minerals - tantalum, tin, tungsten and gold (“3TG”) -- may be contributing to human rights abuses. In an effort to combat these abuses, Congress passed section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the U.S. Securities and Exchange Commission approved a final rule regarding the sourcing of 3TG from Covered Countries. Under the rule, publicly traded companies like Eastman must annually report to the SEC the presence of 3TG originating from Covered Countries in the products they manufacture or contract to manufacture if the 3TG is necessary for the functionality or production of a product.

Eastman has developed a comprehensive process to meet this regulatory obligation including taking steps to increase our supply chain due diligence measures and internal controls for 3TG. As a member of the Conflict-Free Sourcing Initiative (“CFSI”), we use the CFSI Conflict Minerals Due Diligence Template and associated due diligence information developed by the CFSI to query suppliers, whether known Conflict Minerals suppliers or other suppliers providing a raw material that might contain a Conflict Mineral, as to their use of Conflict Minerals.

Eastman’s Position on the Use of 3TG

Eastman is committed to working with our suppliers to determine whether our purchased materials contain 3TG from a Covered Country, and if so, to confirm that the use of such minerals does not directly or indirectly finance or benefit armed groups, and to fully complying with the SEC reporting requirement.

Eastman’s Expectations for Suppliers

•
Supply raw materials that do not contribute to human rights abuses. Suppliers are expected to supply materials to Eastman that do not contribute to human rights abuses in the Covered Countries, which means: 1) any 3TG necessary to the functionality or production of materials must not directly or indirectly fund armed conflict in the Covered Countries or 2) any 3TG must be from recycled or scrap sources.

•
Adopt conflict minerals policy. Suppliers to Eastman must adopt a policy regarding 3TG that is consistent with Eastman’s policy, implement management systems to support compliance with their policy, and require their suppliers to take the same steps.

•
Develop supply chain due diligence and provide responses to Eastman. Respond to Eastman’s due diligence requests in a timely manner providing current and accurate information, updating as needed to ensure continuing accuracy.

Exhibit 1.01

Concerns regarding this policy or any potential violations of this policy may be reported through Eastman’s Business Conduct Helpline: 1-800- 455-5622.

Internal Team.

As discussed above, Eastman has established a management system for sourcing of Conflict Minerals. The Company’s management system includes a Conflict Minerals Management Team co-sponsored by the Vice President, Global Supply Chain and the Vice President, Global Trade - Compliance and Assistant General Counsel. The Team is comprised of subject matter experts from relevant functions such as procurement, product data management, the legal department, and product stewardship. The team of subject matter experts is responsible for implementing management’s Conflict Minerals compliance strategy and is led by the Global Procurement Risk Manager who acts as the Conflict Minerals Team Manager. Senior management is briefed on results of the due diligence efforts on a regular basis.

Control Systems.

Since the Company does not have direct relationships with Conflict Minerals smelters and refiners, management has used its membership in RMI and the Template and associated due diligence information developed by the RMI to work with RMI and our suppliers to identify upstream participants in the supply chain and conduct due diligence investigation of them.

Internal controls include, but are not limited to, Eastman’s Code of Business Conduct which outlines expected behaviors for all Eastman employees, the Third-Party Code of Conduct - Doing Business with Eastman, and supplier Conflict Minerals contract provisions.

Supplier Engagement.

With respect to the OECD requirement to strengthen engagement with suppliers, management continues to engage the Company’s raw materials suppliers, asking that they complete a RMI Template and provide additional information as necessary. Follow-up on this engagement, as further described herein, depends upon the nature and extent of the information received from these suppliers, and further information available from RMI. Feedback from this engagement has allowed management to better understand the supply chains of Eastman suppliers and the level of knowledge these suppliers have of their own supply chains. Management believes this engagement has helped to improve the quality of the responses received and will improve the quality of future responses.

Contracts with the Company’s raw materials suppliers are typically of durations of at least three to five years, and Eastman does not unilaterally impose new contract terms and flow-down requirements. As Eastman enters into new contracts, or existing contracts are renewed, the Company typically adds a provision to require suppliers to provide information about the source of Conflict Minerals and smelters. The Company believes it will take a number of years to ensure that all of the Company’s supplier contracts contain flow-down clauses. Management continues to work with suppliers to ensure they provide Conflict Minerals sourcing information until all supply contracts can be amended or replaced.

Grievance Mechanism.

Concerns regarding the Company’s Conflict Minerals process and policy or any potential violations may be reported through Eastman’s Business Conduct Helpline.

Records Maintenance.

The Company policy is to retain relevant documentation in a secure location for a period of seven years.

(b)	Identify and Assess Risk in the Supply Chain.

As discussed above, the Company is continuing to assess its supply chain to reduce the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries and works with its suppliers to develop greater supply chain transparency.

Exhibit 1.01

(c)	Design and Implement a Strategy to Respond to Identified Risks.

In situations where a supplier has disclosed the existence or potential existence of Conflict Minerals that were sourced from the Covered Countries in one or more components or parts that they sell to the Company for incorporation into Eastman products, the Company, directly and through its membership in RMI, has employed a practice of further engagement with such supplier in an effort to better understand its procurement practices and how it intends to reduce the likelihood that such Conflict Minerals could benefit armed groups in the Covered Countries. With this information, Eastman believes it will be better positioned to evaluate the circumstances affecting such supplier and formulate the Company’s action plan with respect to continued sourcing from such supplier.

In addition, RMI also has developed its Responsible Minerals Assurance assessment protocols (“RMAP”) that includes a list of smelters and refiners that are RMAP conformant (the “RMAP Conformant List”). To appear on the RMAP Conformant List, the smelter or refiner must be compliant with the RMAP assessment protocols, in which an independent third party evaluates smelter and refiner procurement activities and determines if the smelter or refiner has demonstrated that all the materials it processed originated from conflict-free sources. Those smelters or refiners not yet on the RMAP Conformant List, but that have submitted an Agreement for the Exchange of Confidential Information and Auditee Agreement to RMI, are considered to be actively pursuing certification (“Active”). RMAP re-audits occur annually for RMAP smelters and every three years for smelters in RMI’s Risk-Based Audit Program and Tungsten Industry-Conflict Minerals Council members. Smelters and refiners with a “re-audit in progress” are considered to be RMAP Conformant. If a smelter or refiner that has been identified as Active is deemed by RMI not to be progressing toward an audit, gap closure, or re-audit for more than 90 days, that smelter or refiner will be removed from the Active List. Ideally, all of the smelters and refiners of a conflict mineral that Eastman uses will be on one of the Program Compliant or Active Lists. As part of Eastman’s due diligence investigation, Eastman requests that relevant smelters used by its suppliers complete the Program, and insists they do so if they are located in, or source in, a Covered Country. Further, Eastman provides smelter information received from its suppliers to RMI so that RMI can work directly with the smelter to conduct the necessary due diligence. RMI, in turn, reports information on smelter sourcing to its members, information that may be useful in confirming that the information we receive from our suppliers is correct and complete.

(d)	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.

Where possible, the Company has relied on third-party assurances and certifications, especially through its membership in RMI. For example, the Company accepts as reliable information provided by any smelter that is a member of the RMI Program. To the extent that other audited supplier certifications are provided to the Company, Eastman considers reliance on a case-by-case basis. As a member of RMI, Eastman also has access to additional information from RMI for smelting and refining facilities that are validated through the Program, including smelter location, country of origin information, most recent audit date, mineral sourcing country information, and access to the smelters’ Conflict Minerals policy.

(e)	Report on Supply Chain Due Diligence.

This Report is publicly available at http://www.eastman.com/Company/investors/Pages/Conflict_Materials_Disclosure.aspx, and meets the OECD recommendation to report annually on supply chain due diligence.

Conflict Minerals Diligence Results.

The Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to Eastman - including sources of Conflict Minerals that are supplied to them from lower tier suppliers. As noted, the Company uses the RMI materials in its OECD-compliant program, which includes requesting suppliers to complete the Template. Management believes that this method of obtaining information about Conflict Minerals smelters and refiners in the Company’s supply chain from direct suppliers represents a reasonable effort to determine the mines or locations of origin of the Conflict Minerals in Eastman’s supply chain, is reasonably designed to determine the Company’s use of Conflict Minerals, is being carried out in good faith for the purpose of complying with its regulatory obligations, and satisfies the Company’s obligation to conduct a reasonable country of origin inquiry. In determining whether further due diligence investigation is required in a given instance, the Company has in certain instances also relied upon additional supplier certification or participation in the RMI Program in determining the source of Conflict Minerals in its products.

As described in the Company’s Conflict Minerals Statement (described above), management intends to continue to engage any suppliers that management believes may be supplying the Company with Conflict Minerals from sources that may support conflict in a Covered Country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD Guidance.

Exhibit 1.01

Based on the RCOI and due diligence measures described above, however, management has been unable to determine the smelter, refiner, or country of origin for a portion of the Conflict Minerals included in Eastman’s products during the Reporting Period. This is due primarily to the quality of the information received from the known Conflict Minerals suppliers, some of which provided Template responses at a “company-wide” level rather than a “product-specific level” or included only partially completed Templates that did not, for example, identify all of the supplier’s smelters or all of the countries from which its Conflict Minerals were obtained. While all of our known Conflict Minerals suppliers responded this year, the quality of the responses received remains variable, making management hesitant to rely fully on all of these responses. Management expects the quality of this information to continue to improve over time as the Company’s suppliers become more familiar with the information necessary to properly make this determination.

Based on the information obtained in the RCOI and due diligence process described above, to the extent that suppliers were responsive, the Company believes that the facilities listed below may have been used to process the 3TGs contained in the Company’s products during the Reporting Period:

With regard to the Company’s gold suppliers:
Smelter Name                        Smelter Country
1.Metalor USA Refining                    United States
2.Saxonia Edelmetalle GmbH                Germany

With regard to the Company’s tin suppliers:
Smelter Name                        Smelter Country
1.Chenzhou Yunxiang Mining and Metallurgy Col, Ltd.        China
2.CNMC (Guangxi) PGMA Co., Ltd.                China
3.PT Aries Kencana Sejahtera                Indonesia
4.CV United Smelting                    Indonesia
5.EM Vinto                        Bolivia
6.Fenix Metals                        Poland
7.Linwu Xianggui Smelter Co.                China
8.China Tin Group Col, Ltd.                    China
9.Malaysia Smelting Corporations (MSC)            Malaysia
10.Metallic Resources                    United States
11.Mineracao Taboca                    Brazil
12.Minsur                            Peru
13.Mitsubishi Materials                    Japan
14.Operaciones Metalurgical                    Bolivia
15.PT Artha Cipta Langgeng                    Indonesia
16.PT Babel Inti Perkasa                    Indonesia
17.PT Bukit Timah                        Indonesia
18.PT DS Jaya Abadi                    Indonesia
19.PT Eunindo Usaha Mandiri                Indonesia
20.PT Mitra Stania Prima                    Indonesia
21.PT Panca Mega Persada                    Indonesia
22.PT Refined Bangka Tin                    Indonesia
23.PT Sariwiguna Binasentosa                Indonesia
24.PT Tima (Persero) Tbk Kundur                Indonesia
25.PT Tima (Persero) Tbk Mentok                Indonesia
26.Mentok Smelter                        Indonesia
27.PT Tinindo Inter Nusa                    Indonesia
28.Thaisarco                        Thailand
29.White Solder Metalurgia                    Brazil
30.Yunnan Chengfeng Non-ferrous Metals            China
31.Yunnan Tin Company Limited                China
32.CV Venus Inti Perkasa                    Indonesia
33.PT Inti Stania Prima                    Indonesia
34.CV Ayi Jaya                        Indonesia
35.Metallo Belgium                        Belgium
36.PT Menara Cipta Mulia                    Indonesia
37.Gejiu Jinye Minerals Company                China
38.Guangdong Hanhe Non-Ferrous Metal            China

Exhibit 1.01

Based upon the information currently available to the Company, the Covered Countries from which some of the above-listed smelters purchased tin in 2018 are the Democratic Republic of Congo, Burundi, Rwanda and Uganda.

With regard to the Company’s tungsten suppliers:
Smelter Name                Smelter Country
1.Kennametal Huntsville            United States
2.Chongyi Zhangyuan Tungsten Co., Ltd.    China
3.Global Tungsten & Powders        United States
4.Hunan Chenzhou Mining            China
5.Ganzhou Non-Ferrous Metals Smelting    China
6.Ganzhou Huaxing Tungsten Products    China
7.Tejing (Vietnam) Tungsten Co.        Vietnam
8.Vietnam Youngsun Tungsten Industry    Vietnam
9.Xiamen Tungsten Co., Ltd.        China
10.Xinhai Rendan Shaoguan Tungsten        China
11.Ganzhou Jiangwu Ferrotungsten Co.    China
12.Jiangxi Yaosheng Tungsten Co.        China
13.Jiangxi Xinsheng Tungsten Industry    China
14.Xiamen Tungsten (HC) Co., Ltd.        China
15.Ganzhou Seadrago W & Mo Co.        China
16.Asia Tungsten Products Co. (ATC)        Vietnam
17.HC Starck Tungsten GmbH        Germany
18.HC Starck Smelting GmbH        Germany
19.Jiangwu HC Starck Tungsten Products    China

Based upon the information currently available to the Company, the Covered Countries from which some of the above-listed smelters purchased tungsten in 2018 are the Democratic Republic of Congo, Burundi and Rwanda.

Additional Steps to be Taken.

In addition to the steps already taken, as set out above, Eastman intends to continue the following, or other appropriate, steps to continue to improve the due diligence conducted in an effort to further mitigate the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries:

a.	Include a Conflict Minerals provision in new or renewed supplier contracts.

b.
Further engage with suppliers, directly and through its membership in RMI, and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.
Require that any of the Company’s suppliers found to be supplying Eastman with Conflict Minerals from sources that support conflict in a Covered Country work to establish alternative sources of Conflict Minerals that do not support such conflict.

d.	Continue to work with the OECD, RMI, and other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e.	Evaluate potential tools to develop more efficient internal processes for tracking and analyzing suppliers and sources.